UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

29 April 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WHITEWAVE FOODS Co.

File No. 1-35708 -- CF# 29308

_____

WHITEWAVE FOODS Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 19, 2013.

Based on representations by WHITEWAVE FOODS Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through December 2, 2017
Exhibit 10.9	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel